PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(3)
(To prospectus dated March 16, 2010)	Registration No. 333-162866

6,248,791 SHARES OF COMMON STOCK, $2.50 PAR VALUE

OFFICEMAX

INCORPORATED

This prospectus supplement supplements the prospectus dated March 16, 2010, relating to the resale of 7,481,722 shares of our common stock to allow our master trust (the “Selling Stockholder”), which is the funding vehicle for the Company’s six tax-qualified employee pension benefit plans (the “Plans”), to resell, from time to time, shares of our common stock that we contributed as a voluntary, excess contribution to the Selling Stockholder. Since the date that we contributed such shares to the Selling Stockholder, the Selling Stockholder has sold 2,082,931 of the 8,331,722 shares contributed to the Selling Stockholder, and the 6,248,791 shares specified above represents the number of shares remaining to be sold. This prospectus supplement should be read in conjunction with the prospectus dated March 16, 2010, including any supplements thereto, which is to be delivered with this prospectus supplement, and this prospectus supplement is qualified by reference to the prospectus and any supplements thereto, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus and any supplements thereto. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any supplements thereto.

Current Report on Form 8-K

On August 18, 2010, we filed a Current Report on Form 8-K with the Securities and Exchange Commission. The text of such Form 8-K is attached hereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 19, 2010.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report: August 18, 2010

Date of earliest event reported: August 13, 2010

OFFICEMAX INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	1-5057	82-0100960
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

263 Shuman Blvd.

Naperville, Illinois 60563

(Address of principal executive offices) (Zip Code)

(630) 438-7800

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On August 13, 2010, the Executive Compensation Committee of the board of directors of OfficeMax Incorporated (the “Company”) granted retention awards in the form of restricted stock units (“RSUs”) as follows:

Executive Officer	Approximate Value on August 13, 2010	Number of RSUs
Bruce Besanko, Executive Vice President, Chief Financial Officer and Chief Administrative Officer	$740,373	66,881
Ryan Vero, Executive Vice President and Chief Marketing Officer	$686,938	62,054

The awards are subject to all the terms and conditions of the 2003 OfficeMax Incentive and Performance Plan. The awards will vest on a pro rata basis over a three-year restriction period beginning on August 13, 2010 (the “Award Date”). One third of each award will vest on each anniversary of the Award Date. If paid, RSUS are paid in whole shares of Company common stock, with any fractional amount paid in cash.

The award agreement provides that the recipient must be employed by the Company in order for the RSUs to vest, subject to exceptions in certain circumstances including involuntary termination qualifying the recipient for severance under a Company plan, death or disability. In the event of involuntary termination qualifying the recipient for severance under the Company plan, death or disability, a pro rata amount of the RSUs will vest based on the number of full months worked by the recipient as of the date of termination as described in the award agreement. RSUs may not be sold or transferred prior to vesting. In addition, recipients of the RSUs do not receive dividends and do not have voting rights until the RSUs vest. In the event of a change in control, as defined in the award agreement, the vesting of the RSUs may accelerate under certain circumstances described in the agreement. The award agreement includes a non-solicitation and non-compete clause that states that, beginning on the Award Date and ending one year after terminating employment with the Company, the recipient will not (i) employ or solicit for employment any person who is, or was within six months prior to the officer’s termination date, an employee of the Company or (ii) commence employment or consult (in a substantially similar capacity to any position held with the Company and with responsibility over the same geographic areas over which the recipient had responsibility during the last 12 months of employment) with any competitor engaged in the sale or distribution of products, or in the provision of services, in competition with the products sold or distributed or services provided by the Company. The award agreement states that violation of the non-solicitation and non-compete clause will result in forfeiture of all RSUs and any shares of stock owned in settlement of RSUs on or after the date of violation.

The Form of the Restricted Stock Unit Award Agreement - Time Based is filed as Exhibit 99.1 to this Report on Form 8-K and is incorporated herein by reference. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the text of the award agreement.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit 99.1	Form of Restricted Stock Unit Award Agreement-Time Based

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 18, 2010

OFFICEMAX INCORPORATED

By:	/s/ Matthew R. Broad
Matthew R. Broad
Executive Vice President and General Counsel

EXHIBIT INDEX

Number	Description

Exhibit 99.1	Form of Restricted Stock Unit Award Agreement-Time Based

Exhibit 99.1

OFFICEMAX INCORPORATED

2010 Restricted Stock Unit Award Agreement – Time Based

Elected Officers (U.S.)

This Restricted Stock Unit Award (the “Award”) is granted on August 13, 2010 (the “Award Date”) by OfficeMax Incorporated (“OfficeMax”) to                      (“Awardee” or “you”) pursuant to the 2003 OfficeMax Incentive and Performance Plan, as may be amended from time to time (the “Plan”), and the following terms and conditions of this agreement (the “Agreement”):

1.	Terms and Conditions. The Award is subject to all the terms and conditions of the Plan. All capitalized terms not defined in this Agreement shall have the meaning stated in the Plan. If there is any inconsistency between the terms of this Agreement and the terms of the Plan, the terms of the Plan shall control unless this Agreement expressly states that an exception to the Plan is being made.

2.	Award. You are hereby awarded a grant of Restricted Stock Units (your “RSU Award”) at no cost to you, subject to the terms and conditions, including adjustments, set forth in the Plan and this Agreement.

3.	Vesting and General Timing of Payment. Subject to the provisions of this Agreement and the Plan, your RSU Award will vest on a pro rata basis over a three-year restriction period beginning as of the Award Date (the “Restriction Period”), with one-third of your RSU Award vesting on the first, second, and third anniversary of the Award Date (each a “Vesting Date”), and each vested Restricted Stock Unit will be paid as soon as practical following the applicable Vesting Date, but in no event shall payment be made later than March 15th of the year following the year in which the applicable Vesting Date occurs. Except as otherwise specified in this Agreement, upon your voluntary or involuntary termination of employment with OfficeMax for any reason during the Restriction Period, all then-unvested Restricted Stock Units will be immediately forfeited and canceled.

4.	Termination of Employment During Restriction Period. Subject to paragraph 6, if your employment with OfficeMax terminates at any time on or after the Award Date and before August 13, 2013, your RSU Award will both vest and be payable in accordance with this paragraph 4.

a.	Termination Prior to First Vesting Date. If your termination of employment occurs before August 13, 2011 and:

i.	you terminate employment as a result of your death or total and permanent disability, as determined by OfficeMax in its sole and complete discretion, or

ii.	you are involuntarily terminated in a situation qualifying you for severance payments under an OfficeMax plan,

then your RSU Award shall vest on your employment termination date in a pro rata manner as follows:

•

A pro rata portion of the unvested Restricted Stock Units relating to the one-third of your RSU Award that would have otherwise vested on August 13, 2011 based on the number of whole months that you were employed with OfficeMax since the Award Date divided by 12 months, plus

•

A pro rata portion of the unvested Restricted Stock Units relating to the one-third of your RSU Award that would have otherwise vested on August 13, 2012 based on the number of whole months that you were employed with OfficeMax since the Award Date divided by 24 months, plus

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OFFICEMAX INCORPORATED

2010 Restricted Stock Unit Award Agreement – Time Based

Elected Officers (U.S.)

•

A pro rata portion of the unvested Restricted Stock Units relating to the one-third of your RSU Award that would have otherwise vested on August 13, 2013 based on the number of whole months that you were employed with OfficeMax since the Award Date divided by 36 months.

b.	Termination Between First and Second Vesting Date. If your termination of employment occurs after August 13, 2011 but before August 13, 2012 and:

i.	you terminate employment as a result of your death or total and permanent disability, as determined by OfficeMax in its sole and complete discretion, or

ii.	you are involuntarily terminated in a situation qualifying you for severance payments under an OfficeMax plan,

then your RSU Award (to the extent then-unvested) shall vest on your employment termination date in a pro rata manner as follows:

•

A pro rata portion of the unvested Restricted Stock Units relating to the one-third of your RSU Award that would have otherwise vested on August 13, 2012 based on the number of whole months that you were employed with OfficeMax since the Award Date divided by 24 months, plus

•

A pro rata portion of the unvested Restricted Stock Units relating to the one-third of your RSU Award that would have otherwise vested on August 13, 2013 based on the number of whole months that you were employed with OfficeMax since the Award Date divided by 36 months.

c.	Termination Between Second and Third Vesting Date. If your termination of employment occurs after August 13, 2012 but before August 13, 2013 and:

i.	you terminate employment as a result of your death or total and permanent disability, as determined by OfficeMax in its sole and complete discretion, or

ii.	you are involuntarily terminated in a situation qualifying you for severance payments under an OfficeMax plan,

then your RSU Award (to the extent then-unvested) shall vest on your employment termination date in a pro rata manner as follows:

•

A pro rata portion of the unvested Restricted Stock Units relating to the one-third of your RSU Award that would have otherwise vested on August 13, 2013 based on the number of whole months that you were employed with OfficeMax since the Award Date divided by 36 months.

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OFFICEMAX INCORPORATED

2010 Restricted Stock Unit Award Agreement – Time Based

Elected Officers (U.S.)

d.	Payment of Pro Rata Amount. Any pro rata vested Restricted Stock Units pursuant to this paragraph 4 shall be paid as soon as practical following your termination of employment with OfficeMax, but in no event shall payment be made later than March 15th of the year following the year in which such termination of employment occurs.

e.	Payment Upon Termination Due to Death. If your termination occurs as a result of your death, payment with respect to your vested Restricted Stock Units relating to your RSU Award shall be made only to your beneficiary, executor or administrator of your estate or the person or persons to whom the rights to payment of such Restricted Stock Units shall pass by will or the laws of descent and distribution, as determined by OfficeMax in its sole and complete discretion.

5.	Share Payment. Vested Restricted Stock Units relating to your RSU Award will be paid to you in whole shares of Stock. Partial shares, if any, will be paid in cash.

6.	Change in Control. In the event of a Change in Control prior to August 13, 2013, the continuing entity may either continue this Award or replace this Award with an award of at least equal value with terms and conditions not less favorable than the terms and conditions provided in this Agreement, in which case the new award will vest according to the terms of the applicable award agreement. Notwithstanding any provisions of this Agreement or the Plan to the contrary, if the continuing entity does not so continue or replace this Award, or if you experience a “qualifying termination,” all restrictions described in this Agreement will lapse with respect to all unvested Restricted Stock Units relating to your RSU Award at the time of the Change in Control or your qualifying termination (as applicable), all such Restricted Stock Units will vest immediately, and payment of your RSU Award (or any unpaid portion thereof) shall be made as soon as practical but in no event later than March 15 of the year following the year in which the Change in Control or “qualifying termination” (as applicable) occurred. “Change in Control” and “qualifying termination” shall be defined in an agreement providing specific benefits upon a change in control or in the Plan.

7.	Code Section 162(m); Mandatory Deferral of Payment. Although OfficeMax does not reasonably anticipate, as of the Award Date, the application of Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), at the time of any payment due hereunder, if OfficeMax reasonably anticipates that its deduction with respect to any such payment otherwise would not be permitted by application of Code Section 162(m) at the time of the payment, then, notwithstanding any provision of this Agreement or the Plan to the contrary, such payment shall be deferred and instead shall be made as soon as reasonably practicable following the first date on which OfficeMax anticipates (or reasonably should have anticipated) that such payment would no longer be restricted due to the application of Code Section 162(m).

8.	Nontransferability. The Restricted Stock Units awarded pursuant to this Agreement cannot be sold, assigned, pledged, hypothecated, transferred, or otherwise encumbered prior to vesting. Any attempt to transfer your rights in the awarded Restricted Stock Units prior to vesting will result in the immediate forfeiture and cancellation of such units. Subject to the approval of OfficeMax in its sole and complete discretion, Restricted Stock Units awarded pursuant to this Agreement may be transferable to members of your immediate family and to one or more trusts for the benefit of such family members, partnerships in which such family members are the only partners, or corporations in which such family members are the only stockholders.

9.	Stockholder Rights. You will not receive dividends or dividend units on the Restricted Stock Units awarded pursuant to this Agreement. With respect to the Restricted Stock Units awarded hereunder, you are not a shareholder and do not have any voting rights until such units vest and shares are recorded as issued on OfficeMax’s official stockholder records.

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OFFICEMAX INCORPORATED

2010 Restricted Stock Unit Award Agreement – Time Based

Elected Officers (U.S.)

10.	Tax Withholding. The amount of shares of Stock to be paid to you will be reduced by that number of shares of Stock having a Fair Market Value equal to the required minimum federal and state withholding amounts triggered by the vesting of your Restricted Stock Units. To the extent a fractional share of Stock is needed to satisfy such tax withholding, the number of shares of Stock withheld will be rounded up to the next whole number. Alternatively, you may elect within 60 calendar days from the Award Date to satisfy such withholding requirements in cash.

11.	Non-Solicitation and Non-Compete. To the maximum extent allowable under applicable state law, for the period beginning on the Award Date and ending one year following your termination of employment with OfficeMax, you will not (i) directly or indirectly employ, recruit or solicit for employment any person who is (or was within six (6) months prior to your employment termination date) an employee of OfficeMax, an Affiliate or Subsidiary; or (ii) commence Employment with a Competitor in a substantially similar capacity to any position you held with OfficeMax during the last 12 months of your employment with OfficeMax and having the responsibility with the same geographic area(s) for which you had responsibility during the last 12 months of your employment with OfficeMax. If you violate the terms of this paragraph 11 at any time, you will forfeit, as of the first day of any such violation, all right, title and interest to the Restricted Stock Units and any shares of Stock you own in settlement of your Restricted Stock Units on or after such date. OfficeMax shall have the right to issue a stop transfer order and other appropriate instructions to its transfer agent with respect to these restricted stock units, and OfficeMax further will be entitled to reimbursement of any fees and expenses (including attorneys’ fees) incurred by or on behalf of OfficeMax in enforcing its rights under this paragraph 11. By accepting this Award, you consent to a deduction from any amounts OfficeMax, an Affiliate or Subsidiary owes to you (including wages or other compensation, fringe benefits, or vacation pay, as well as other amounts owed to you), to the extent of any amounts that you owe to OfficeMax under this paragraph 11. If OfficeMax does not recover by means of set-off the full amount owed to OfficeMax, you agree to pay immediately the unpaid balance to OfficeMax.

a.	“Competitor” means any business, foreign or domestic, which is engaged, at any time relevant to the provisions of this Agreement, in the sale or distribution of products, or in the provision of services in competition with the products sold or distributed or services provided by OfficeMax, an Affiliate, Subsidiary, partnership, or joint venture of OfficeMax. The determination of whether a business is a Competitor shall be made by OfficeMax’s General Counsel, in his or her sole and complete discretion.

b.	“Employment with a Competitor” means providing significant services as an employee or consultant, or otherwise rendering services of a significant nature for remuneration, to a Competitor, as determined by OfficeMax’s General Counsel, in his or her sole and complete discretion.

12.

Use of Personal Data. By executing this Agreement, you hereby agree freely, and with your full knowledge and consent, to the collection, use, processing and transfer (collectively, the “Use”) of certain personal data such as your name, salary, nationality, job title, position evaluation rating along with details of all past awards and current awards outstanding under the Plan (collectively, the “Data”), for the purpose of managing and administering the Plan. You further acknowledge and agree that OfficeMax and/or any of its Affiliates may make Use of the Data amongst themselves and/or any other third parties assisting OfficeMax in the administration and management of the Plan (collectively, the “Data Recipients”). In keeping therewith, you hereby further authorize any Data Recipient, including Data Recipients located in foreign jurisdictions, to continue to make Use of the Data, in electronic or other form, for the purposes of administering

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OFFICEMAX INCORPORATED

2010 Restricted Stock Unit Award Agreement – Time Based

Elected Officers (U.S.)

and managing the Plan, including without limitation, any necessary Use of such Data as may be required for the subsequent holding of shares on your behalf by a broker or other third party with whom you may elect to deposit any shares acquired through the Plan.

OfficeMax shall, at all times, take all commercially reasonable efforts to ensure that appropriate safety measures shall be in place to ensure the confidentiality of the Data, and that no Use will be made of the Data for any purpose other than the administration and management of the Plan. You may, at any time, review your Data and request necessary amendments to such Data. You may withdraw your consent to Use of the Data herein by notifying OfficeMax in writing at the address specified in paragraph 13; however by withdrawing your consent to use Data, you may affect your eligibility to participate in the Plan.

By executing this Agreement you hereby release and forever discharge OfficeMax from any and all claims, demands, actions, causes of action, damages, liabilities, costs, losses and expenses arising out of, or in connection with, the Use of the Data including, without limitation, any and all claims for invasion of privacy, defamation and any other personal, moral and/or property rights.

13.	Acceptance of Terms and Conditions. You must sign this Agreement and return it to OfficeMax’s Compensation Department on or before September 15, 2010 or the Award will be forfeited. Return your executed Agreement to: Jeff Johnson by mail at OfficeMax, 263 Shuman Boulevard (5E240), Naperville, Illinois 60563 or by fax at 1-630-647-3722.

OfficeMax Incorporated		Awardee:

Signature:
By:
Jeff Johnson
	Senior Vice President – Compensation,	Date:
Benefits, and Strategic Sourcing

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